Exhibit 99.1

Renren Announces Unaudited Third Quarter 2011 Financial Results

BEIJING, China, November 11, 2011 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), the leading real-name social networking internet platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights

•	Total net revenues were US$34.2 million, a 57.1% increase from the corresponding period in 2010.

•	Online advertising revenues were US$19.6 million, a 91.8% increase from the corresponding period in 2010.

•	Gross profit was US$27.5 million, a 55.8% increase from the corresponding period in 2010.

•	Net loss attributable to Renren Inc. was US$1.2 million, compared to a net income of US$7.3 million for the corresponding period in 2010.

•	Adjusted net income[1] was US$0.3 million, compared to US$6.3 million adjusted net income in the corresponding period in 2010.

“We are pleased that by the end of the third quarter, we have surpassed our full-year user growth target set in the beginning of this year, despite intensified competition in China’s social networking and social media sector,” commented Joseph Chen, Chairman and Chief Executive Officer. “It has been a quarter of rapid developments for Renren, with a number of new initiatives launched across all major product lines, contributing to another quarter of solid user growth. We also made our first post-IPO strategic acquisition, 56.com, a leading Chinese user-generated-content focused video sharing site, with which we can now further broaden our video services to our users and customers.”

“In particular, we are very excited to see continuous strong momentum in our mobile initiatives,” Mr. Chen continued. “Our mobile penetration has reached over 35% of our unique monthly log-in users with over half of our mobile users accessing their Renren accounts through smart-phones. In addition, our LBS (location-based-service) commercial platform is now running 30,000 promotions and deals from thousands of merchants.”

“Looking forward, we want to continue this momentum by further ramping up our investment in product innovation, particularly in mobile related areas, and expanding Renren’s social networking services into a true technology-driven communication platform. Given the current development phase of China’s dynamic and evolving internet industry, the timing is right for accelerating the deployment of our capital resources.” Mr. Chen added.

Hui Huang, Renren’s Chief Financial Officer, commented, “We are pleased that revenue growth in the third quarter was in line with our guidance. Looking ahead, we want to focus on our long-term strategy and beyond short-term financial results. In the coming quarters we expect to significantly increase the level of investment to cultivate our growing user base and their engagement with Renren products and services.”

[1]

Adjusted net income (loss) is a non-GAAP measure, which is defined as income (loss) from continuing operations excluding share-based compensation expenses, change in fair value of our then outstanding series D warrants (which had been fully exercised by the end of 2010) and amortization of intangible assets.

Third Quarter 2011 Results

Net revenues for the third quarter of 2011 were US$34.2 million, representing a 57.1% increase from the corresponding period in 2010.

Online advertising revenues were US$19.6 million, representing an increase of 91.8% from the corresponding period in 2010. The significant increase was a result of the steady growth of Renren’s user base and engagement level, strengthening its market position as an effective advertising platform for advertisers in China. The number of Renren’s activated users increased from approximately 103 million as of September 30, 2010 to approximately 137 million as of September 30, 2011. Monthly unique log-in users increased from approximately 24 million in September 2010 to approximately 38 million in September 2011.

Internet Value-Added Services (IVAS) revenues were US$14.6 million, representing a 26.3% increase from the corresponding period in 2010. Within IVAS revenues, online game revenues were US$11.0 million for the third quarter of 2011, a 23.6% increase from the corresponding period in 2010. Other IVAS revenues were US$3.6 million for the third quarter of 2011, a 35.2% increase from the corresponding period in 2010. Within other IVAS revenues, Renren’s social commerce service, Nuomi, which was launched on June 23, 2010, recorded US$1.7 million of net revenues for the third quarter of 2011.

Cost of revenues was US$6.7 million, a 62.3% increase from the corresponding period in 2010. Cost of revenues for the third quarter of 2011 included US$141 thousand for Nuomi.

Gross profit was US$27.5 million, a 55.8% increase from US$17.7 million in the corresponding period in 2010. Gross margin was 80.4%, compared to 81.0% in the corresponding period in 2010.

Operating expenses were US$34.0 million, a 145.9% increase from the corresponding period in 2010. Operating expenses in the third quarter of 2011 included US$8.1 million expenses incurred on Nuomi. Excluding Nuomi, the operating expenses in the third quarter of 2011 would be US$25.9 million, a 91.5% increase from the corresponding period in 2010.

Selling and marketing expenses were US$18.9 million, a 274.1% increase from the corresponding period in 2010, primarily due to the Company’s advertising campaigns for Nuomi, increased promotion expenses for new games launched such as Plants VS Zombies, and increased personnel related expenses and sales commissions associated with increased advertising sales.

Research and development expenses were US$10.3 million, a 69.4% increase from the corresponding period in 2010, primarily due to headcount and personnel related expense increases.

General and administrative expenses were US$4.7 million, a 76.8% increase from the corresponding period in 2010, primarily due to the growth of the company size and business operations.

Share-based compensation expenses, which are all included in the operating expenses, were US$1.5 million, compared to US$0.7 million in the corresponding period in 2010.

Net loss attributable to Renren Inc. was US$1.2 million, compared to a net income of US$7.3 million in the corresponding period of 2010. Excluding results of operations attributable to Nuomi, net income in the third quarter of 2011 would be US$6.2 million compared to a net income of US$7.2 million in the corresponding period of 2010.

Adjusted net income (non-GAAP) was US$0.3 million in the third quarter of 2011, compared to US$6.3 million in the third quarter of 2010. Excluding results of operations attributable to Nuomi, adjusted net income in the third quarter of 2011 would be US$7.7 million, a 23.5% increase from the third quarter of 2010. Adjusted net income (loss) is defined as income (loss) from continuing operations excluding share-based compensation expenses, change in fair value of our then outstanding series D warrants (which had been fully exercised by the end of 2010) and amortization of intangible assets.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$31 million to US$33 million in the fourth quarter of 2011, representing 48% to 58% year-over-year growth. This forecast reflects Renren’s current and preliminary view, which is subject to change.

Conference Call Information

Renren’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on Thursday, November 10, 2011 (Beijing/Hong Kong Time: 9:00 a.m., Friday, November 11, 2011).

Interested parties may participate in the conference call by dialing the numbers below and entering passcode 10-15 minutes prior to the initiation of the call.

Dial-in Information:

US: +1 718-354-1231

Hong Kong: +852-2475-0994

China: +86 800-819-0121

International: + 65-6723-9381

Passcode: Renren

A replay of the call will be available for one week and dial-in information is as follows:

International: + 61 2-8235-5000

Passcode: 24919216

This call will be webcast live and the replay will be available on Renren’s corporate web site at http://ir.renren-inc.com for twelve months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates the leading real-name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services. Renren’s platform includes the main social networking website renren.com, the online games center game.renren.com, the social commerce website nuomi.com, and the newly launched professional and business social networking service website jingwei.com. It had approximately 137 million activated users as of September 30, 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the fourth quarter 2011 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted net income (loss)” which is defined as “a non-GAAP financial measure” by the SEC, in evaluating its business. We define adjusted net income (loss) as income (loss) from continuing operations excluding share-based compensation expenses, change in fair value of warrants and amortization of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measure to the comparable GAAP financial measure” at the end of this release.

For more information, please contact:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

Caroline Straathof

IR Inside

Tel: (the Netherlands) +31 6 5462 4301

Tel: (China): +86 136 9310 5055

Email: info@irinside.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares, per shares, ADS, and per ADS data)	December 31, 2010	September 30, 2011

ASSETS

Current assets:
Cash and cash equivalents	$136,063	$303,599
Term deposit	—	801,383
Short-term investments	62,318	90,089
Accounts receivable, net	12,815	21,655
Prepaid expenses and other current assets	7,274	26,098
Amounts due from related parties	218,456	149
Deferred tax assets-current	593	474

Total current assets	437,519	1,243,447

Non-current assets:
Equipment, net	11,307	15,406
Intangible assets, net	2,747	2,577
Goodwill	4,420	4,605
Long-term investment	—	2,439
Deferred tax assets-noncurrent	481	—

Total non-current assets	18,955	25,027

TOTAL ASSETS	$456,474	$1,268,474

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$6,443	$16,483
Accrued expenses and other payables	14,408	25,099
Amounts due to related parties	—	49
Deferred revenue	4,476	5,472
Income tax payable	64	1,041

Total current liabilities	25,391	48,144

Non-current liabilities:
Deferred tax liabilities-noncurrent	516	525

Total non-current liabilities	516	525

TOTAL LIABILITIES	25,907	48,669

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

Commitments
Series C convertible redeemable preferred shares ($0.001 par value; 215,959,520 shares authorized, issuance price $0.223 per share; 128,048,440 and nil shares issued and outstanding as of December 31, 2010 and September 30, 2011, respectively, liquidation value of $26,713)	28,520	—

Series D convertible redeemable preferred shares ($0.001 par value; 434,204,890 shares authorized, redemption and issuance price $0.993 per share; 434,204,890 and nil shares issued and outstanding as of December 31, 2010 and September 30, 2011, respectively, liquidation value of $403,854)	571,439	—

Shareholders’ Equity (Deficit):

Series A convertible preferred share (US$0.001 par value, 100,000,000 shares authorized, 85,100,000 and nil issued and outstanding as of December 31, 2010 and September 30, 2011, respectively, liquidation value $85 as of December 31, 2010)	85	—

Series B convertible preferred share (US$0.001 par value, 100,000,000 shares authorized, 81,501,540 and nil issued and outstanding as of December 31, 2010 and September 30, 2011, respectively, liquidation value $82 as of December 31, 2010)	82	—

Ordinary Shares (US$0.001 par value, 2,000,000,000 shares authorized, 211,383,000 and 1,176,064,999 issued and outstanding as of December 31, 2010 and September 30, 2011, respectively)	211	1,181

Additional paid-in capital	9,470	1,403,135
Subscription receivable	(4,909)	—
Accumulated deficit	(223,572)	(226,606)
Statutory reserves	2,595	2,595
Accumulated other comprehensive income	46,646	39,087

Total Renren’s shareholders’ equity (deficit)	(169,392)	1,219,392

Noncontrolling Interests	—	413

Total Equity (Deficit)	(169,392)	1,219,805

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY (DEFICIT)	$456,474	$1,268,474

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended
(Amounts in US dollars, in thousands, except shares, per shares, ADS, and per ADS data)	September 30, 2010	June 30, 2011	September 30, 2011

Net revenues
Online advertising	$10,237	$16,874	$19,635
IVAS	11,547	13,521	14,579

Total net revenues	21,784	30,395	34,214

Cost of revenues	(4,130)	(5,775)	(6,701)

Gross profit	17,654	24,620	27,513

Operating expenses:
Selling and marketing	(5,061)	(13,150)	(18,935)
Research and development	(6,088)	(7,704)	(10,314)
General and administrative	(2,663)	(3,092)	(4,708)

Total operating expenses	(13,812)	(23,946)	(33,957)

Income (loss) from operations	3,842	674	(6,444)

Other non-operating income	—	144	216
Change in fair value of warrants	2,590	—	—
Realized exchange gain	—	—	2,728
Exchange gain on dual currency deposit	1,707	—	—
Interest income	90	739	2,899

Income (loss) before provision of income tax, non-controlling interests and discontinued operations	8,229	1,557	(601)

Income tax (expense) benefit	(175)	(814)	(713)

Income (loss) from continuing operations	8,054	743	(1,314)

Discontinued operations:
Loss from operation of discontinued operations, net of tax	(761)	—	—

Loss on discontinued operations, net of tax	(761)	—	—

Net income (loss)	7,293	743	(1,314)

Net loss attributable to noncontrolling interests	—	8	129

Net income (loss) attributable to Renren Inc.	$7,293	$751	$(1,185)

Net income (loss) per share, basic	$0.03	$0.00	$0.00
Net income (loss) per ADS, basic	$0.09	$0.00	$0.00
Net income (loss) per share, diluted	$0.03	$0.00	$0.00
Net income (loss) per ADS, diluted	$0.08	$0.00	$0.00
Shares used in computation, basic	256,380,440	838,350,302	1,177,595,401
ADS used in computation, basic	85,460,147	279,450,101	392,531,800
Shares used in computation, diluted	276,294,820	905,170,161	1,177,595,401
ADS used in computation, diluted	92,098,273	301,723,387	392,531,800

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measure

	For the Three Months Ended
(Amounts in US dollars, in thousands)	September 30, 2010	June 30, 2011	September 30, 2011

Income (loss) from continuing operations	$8,054	$743	$(1,314)
Add back: Shared-based compensation expenses	677	1,390	1,524
Add back: Change in fair value of warrants	(2,590)	—	—
Add back: Amortization of intangible assets	176	180	54

Adjusted net income	$6,317	$2,313	$264